Exhibit 99.1

Moody’s places FCA N.V.’s rating under review with direction uncertain
Moody’s Investors Service communicated today that it has placed the “Ba1” Corporate Family Rating on FCA N.V. and the “Ba2” ratings on the senior unsecured instruments issued or guaranteed by FCA N.V. under review with direction uncertain.

London, March 25, 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com